EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-85217, 333-84072 and 333-120960 on Forms S-8 of our report dated March 28, 2008, relating to the financial statements of Stage Stores, Inc., and subsidiary (the "Company") and the effectiveness of Stage Stores, Inc.'s internal control over financial reporting (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in the method of accounting for merchandise inventories, the change in the method of accounting for certain distribution center costs, and the Company's adoption of Statement of Financial Accounting Standard ("SFAS") No. 123(R), *Share-Based Payments*, on January 29, 2006; SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* on February 3, 2007; and Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109* on February 4, 2007), appearing in this Annual Report on Form 10-K of Stage Stores, Inc. and subsidiary for the year ended February 2, 2008.

/s/ DELOITTE & TOUCHE LLP
Houston, TX
March 28, 2008